

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2017

Arthur Block, Esq.
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, Pennsylvania
19103

     Re: Comcast Corporation
          Registration Statement on Form S-4
          Filed November 7, 2017
          File no. 333-221395

Dear Mr. Block:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Paul Fischer, Attorney Adviser, at 202-551-3415 with any questions.

                                      Division of Corporation Finance
                                      Office of Telecommunications